Exhibit 99.1

ASX ANNOUNCEMENT 15 SEPTEMBER 2025

RADIOPHARM TO HOST PIVALATE (BRAIN METS) KEY OPINION LEADER WEBINAR

Sydney, Australia – 15 September 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to advise that it is hosting a key opinion leader webinar to discuss Pivalate and the detection of relapsed brain metastases from solid tumors.

WEBINAR DETAILS

10:30am AEST – Thursday 25 September

Click here to register

TIME	TOPICS	SPEAKERS
10:30-10:35am	Webinar Introduction	Dr Dimitris Voliotis (RAD)
10:35-10:50am	Challenges, unmet needs for the radiographic detection of relapsed brain metastases from solid tumors and consequences for therapeutic approaches	Dr Ramji Rajendran (Alexian Brothers Medical Center, Chicago, IL)
10:50-11:00am	Background of Pivalate (18F-FPIA) as an imaging agent in patients with brain metastases from solid tumors	Dr Dimitris Voliotis (RAD)
11:00-11:10am	Pivalate’s path to approval and its clinical and commercial potential	Riccardo Canevari (RAD)
11:10-11:25am	Q&A and closing remarks	Dr Dimitris Voliotis (RAD)

F18-Pivalate is a novel radiotracer being developed for the detection, characterisation, and progression monitoring of glioblastoma and relapsed brain metastases. It works by targeting fatty acid synthase, which is selectively overexpressed by tumors but not in normal brain cells. This gives Pivalate a unique mechanism of action and a potentially transformational approach in the imaging and monitoring of brain metastases. Approximately 20-40% of patients with cancer will develop metastatic cancer to the brain during the course of their illness, making more accurate detection methods essential. Currently available technologies, such as FDG PET and MRI, have significant limitations in their ability to differentiate between necrosis, inflammation and true recurrence. F18-Pivalate has been designed to overcome these limitations, offering a more precise and reliable tool for clinicians.

Dr Ramji Rajendran

Dr Ramji Rajendran is a highly skilled and compassionate radiation oncologist with a unique background in both clinical practice and research. He completed his MD and PhD in a combined program at the University of Illinois at Urbana-Champaign, where his doctoral research focused on molecular mechanisms and cell biology of hormone-dependent cancers such as breast and prostate cancer.

After completing his residency at the prestigious Hospital of the University of Pennsylvania in Philadelphia, Dr Rajendran has dedicated his career to advancing cancer treatment through radiation oncology. He currently serves as the Medical Director of the Department of Radiation Oncology and Illinois Gamma Knife Center at Ascension Alexian Brothers Medical Center.

Dr Rajendran’s expertise spans a wide range of advanced radiation therapy techniques, including IMRT, SBRT, and gamma knife radiosurgery. His research contributions in prostate organ motion, proton radiation therapy, and radiation therapy for breast and thoracic tumors have been presented nationally and internationally.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 15 SEPTEMBER 2025

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain metastases. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields
Precision AQ
(Formerly Stern IR)
E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889